United States securities and exchange commission logo





                              April 17, 2024

       Michael McFadden
       Chief Executive Officer
       Alpha Cognition Inc.
       1200 - 750 West Pender Street
       Vancouver, BC, V6C 2T8

                                                        Re: Alpha Cognition
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 21,
2024
                                                            CIK No. 0001655923

       Dear Michael McFadden:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Business, page 1

   1. Please revise the last sentence of the second paragraph of this section, pages 4-5, and elsewhere throughout as
appropriate, to clarify that the following programs are only in the preclinical development
phase: (1) the sublingual formulation of ALPHA-1062 for the
                                                        treatment of
mild-to-moderate AD, (2) ALPHA-1062 in combination with memantine for the treatment of
moderate-to-severe AD, and (3) ALPHA-1062IN for mTBI. Also, revise statements such as the
following on pages 1 and 28 to reflect the current status of any out-
                                                        licensing plan:
"ALPHA-1062...has been out-licensed to study an intranasal formulation for cognitive
impairment with mTBI."
   2. Please revise to briefly describe the significance of having obtained Orphan Drug
                                                        Designation for
ALPHA-0602 for the treatment of ALS.
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
3. Throughout the registration statement, we note numerous unqualified and/or conclusory statements regarding your business and your future development and commercialization plans, including statements that inappropriately assume the occurrence of certain material events or outcomes, or imply that your product candidates will ultimately be successful.
         Please review and revise statements throughout such as the following, which are listed by way of example only and not limitation:
             "As a result of FDA feedback and following the out-licensing to Alpha Seven and its needed capital raise, Alpha Seven will be in a position to complete additional manufacturing and toxicity work which will allow Alpha Seven to initiate a Phase 2 clinical study." (page 1)
             "ALPHA-1062 sublingual formulation...is in early development phases and will be advanced after commercialization of ALPHA-1062." (page 4)
             "Once the Company completes the clinical trials and receive approval for ALPHA-
              1062 for mild-to-moderate Alzheimer   s Disease, we plan to
continue progression in
              clinical trials with ALPHA-1062 + memantine. The Company plans to initiate the streamlined 505(b)2 regulatory path for approval." (pages 4 and similar on page 85)
             "During the second half of 2023 the Company started, in parallel
with the Company   s
              regulatory activities, taking steps to develop a commercialization team to ensure a successful launch in the U.S." (page 81)
             "Success will be further enabled by securing product coverage with U.S. payors.
              Market." (page 81)
             "As the Company progresses closer to commercialization, after the approval of
              ALPHA-1062 for mild-to-moderate Alzheimer   s Disease, the payer
team will glean
              additional insights from their customer to ensure price and coverage acceptance by the payer community." (page 85)
             "For caregivers, we will deploy a targeted multi-channel market campaign aimed at creating awareness and motivating requests for ALPHA-1062 + memantine from their physician."
             "The Company believes that ALPHA-0602 will have seven year marketing exclusivity due to ALPHA-0602 Orphan Drug Designation in the U.S." (page 88)
             "[T]he Company is satisfied that the CROs and sites meet the international and FDA standards required for successful conduct of the Pilot Pivotal Studies required for
              NDA approval." (page 89)
TBI Out-License, page 1

4.       With respect to this subsection in the Summary, please address the following:
             If true, revise the caption of this discussion to highlight that the out-license ALPHA-
             1062IN has not yet occurred.
             While we acknowledge your disclosure on page 2 that the establishment and funding of Alpha Seven is at the proposal stage only, please revise your discussion to qualify conclusory "will" statements and other statements drafted in the present tense so as to clarify that the Company's plans with respect to Alpha Seven Therapeutics Inc.
             ("Alpha Seven") are currently aspirational.
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 317, 2024 Page 3
Page
FirstName LastName
                Disclose when and where Alpha Seven was incorporated.
                Disclose the identity of the agent that has agreed to conduct a capital raise for Alpha
              Seven in exchange for an initial 37.5% ownership interest in Alpha Seven.
                Clarify how much time that Mr. McFadden and Ms. D   Angelo will
devote to your
              business and how their participation with Alpha Seven could create a conflict of interest.
Alzheimer's Disease Moderate-to-Severe Stage Market, page 2

5. Please provide the basis for the following statement, or otherwise revise: "Most providers and caregivers believe the approved generic medications provide limited efficacy, and the
         currently available branded combination medication doesn   t deliver
any differentiating
         features."
Our Products and Approaches to Treatment, page 3

6. The pipeline table at the top of page 3 should graphically demonstrate the current status of your material product candidates, as well as indicate the material stages you will need to complete before marketing your products. The table should be a reflection of the narrative disclosure in the prospectus and should not be used to prematurely project successful completion of the stages required prior to regulatory approval and commercialization or to emphasize currently immaterial assets. A narrative discussion is more appropriate with respect to aspirational plans for your product candidates, such as intended preclinical or clincial studies, potential partnerships, or regulatory submissions. As such, we have the following comments:
             Please remove the dashed line progress bar extending through the end of Phase 1 for
              ALPHA-1062IN. In this regard, we note your disclosure on page 4 that you have completed a pre-clinical study of ALPHA-1062IN in mTBI, and have received FDA feedback that "further toxicity and manufacturing work will be needed to file IND and enter into a Phase 2 trial."
             If true, please tell us why you believe the ALPHA-1062 sublingual formulation is currently sufficiently material to your operations to warrant inclusion in the pipeline table. In this regard, we note that you state on page 4 that the sublingual formulation
              "will be developed as an alternative formulation" to the oral tablet; however, your narrative disclosure appears to include no substantive discussion of the status of any preclinical studies involving the sublingual formulation or the Company's development plans with respect thereto. Further, your Business discussion appears to contain no mention of the sublingual formulation.
             Tell us why you believe it is appropriate to include each of ALPHA-0602, -0702 and
              -0802 in the pipeline table. In this regard, we note your disclosure on page 5 that you have "paused further development of ALPHA-0602 and the granulin program and will seek to out-license the assets." Further, with respect to ALPHA-0602, -0702 and
              -0802, you appear to have included no substantive Business discussion regarding the development status of these assets. It is also unclear from your disclosure on page
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 417, 2024 Page 4
Page
FirstName LastName
              109 whether the Company has license agreements covering the right to
              develop ALPHA-0702 and -0802. Please also revise page 109 as appropriate to clarify, or advise.
                We note your filing contains no substantive discussion regarding your pursuit of spinal muscular atrophy (SMA) as an indication for the "Progranulin franchise." As such, it is unclear that such pursuit is currently sufficiently material to your operations to warrant reference thereto in the pipeline table. Please remove from the table or advise.
                If the pursuit of any of indication may be delayed or is contingent upon obtaining additional resources (e.g., the out-licensing of ALPHA-1062IN for mTBI to, and funding of, Alpha Seven, or marketing ALPHA-1062 as a treatment for mild-to-
              moderate AD), please clearly disclose this in a footnote or in the narrative discussion surrounding the pipeline table.
7. In the narrative disclosure following the pipeline table and in Business, please revise your discussion of each product candidate in preclinical development to describe the status of your preclinical development efforts to date. To the extent you have yet to conduct certain preclinical trials or IND-enabling studies required as a prerequisite to preparing an
         IND for submission, please revise your disclosure to clarify. Describe all material steps you will need to complete before the Company can file and IND with the FDA in order to advance the candidate into clinical trials.
8.       Under the heading    Alzheimer   s Disease Mild-to-Moderate Stage,"
please briefly explain
         what the Section 505(b)(2) regulatory approval pathway entails. Also, explain what a
         "bioavailability and bioequivalence pivotal study" is and how it differs from traditional efficacy trials. Explain the Company's strategy to use such a pivotal study to seek regulatory approval, and explain the basis for your belief, if any, that the FDA has agreed or will agree that the pivotal studies may be sufficient for the approval of the commercialization of the ALPHA-1062 oral table for treatment of Mild-to-Moderate
         Alzheimer's Disease. Where appropriate throughout the Summary, disclose whether or not you discussed your pivotal study results with the FDA prior to submitting the NDA, and if so, describe the outcome of such discussions.
9. Please revise your Summary to disclose where your clinical trials have been conducted to date. In this regard, we note your disclosure on page 28 that you initially conducted a clinical trial of ALPHA-1062 in India, and conducted Phase 1 single and multiple ascending dose studies of ALPHA-1062 in healthy volunteers in the Netherlands. Also revise to highlight that clinical data generated outside the U.S. may not be accepted by the
         FDA.
Traumatic Brain Injury (TBI) Market, page 3

10. You disclose that more than 5.3 million children and adults in the United States are living with a permanent brain injury-related disability. Please revise to:
             Clarify whether ALPHA-1062IN is being developed for both adult and pediatric
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 517, 2024 Page 5
Page
FirstName LastName
              subpopulations of TBI patients.
                Clarify whether the $17B U.S. market size pertaining to cognitive impairment management includes both children and adults. To the extent you plan to develop
              ALPHA-1062 for a specific subset of the TBI patient population, revise to clarify the estimated patient population(s) and addressable market size you are targeting accordingly.
                Revise your disclosure as appropriate to provide the sources upon which you are basing your estimates, as well as any material assumptions and limitations associated with your estimates. In this regard, we note the statement "see source in comments"
              on page 3. It is unclear what disclosure this notation refers to. Traumatic Brain Injury: ALPHA-1062 Intranasal Formulation, page 4

11. Please revise this section to explain the basis for the Company's expectation that Alpha
         Seven "will initiate the additional toxicity and manufacturing work which is anticipated to be completed by the end of 2024." In this regard, we note your disclosure elsewhere that the planned out-licensing of ALPHA-1062IN to Alpha Seven has not yet occurred.
         Further, we note that as of September 30, 2023, the Company has advanced Alpha Seven
         $55,000 pursuant to a loan agreement, but the "needed capital raise" for Alpha Seven to develop ALPHA-1062IN has also not yet occurred. Revise to disclose all material steps you will need to complete before "Alpha Seven would then be in the position to file an
         IND for ALPHA-1062IN."
Amyotrophic Lateral Sclerosis (ALS) or Lou Gehrig's disease: ALPHA-0602 (Progranulin and
Granulin Epithelin Modules), page 5

12. Here and in your Business discussion, please revise to clarify the reason(s) why the
         Company has "paused further development of ALPHA-0602 and the granulin program and will seek to out-license the assets." Also, please clarify here and elsewhere as appropriate whether the development of ALPHA-0702 and -0802, which are Granulin
         Epithelin Motifs, (   GEMs   ), is similarly paused, and whether you
will seek to out-license
         these assets.
Our Strategy, page 5

13. Here, and elsewhere as appropriate, explain the meaning of being granted a PDUFA goal date of July 27, 2024, and the potential outcomes that may result from the FDA's review of ALPHA-1062 in mild-to-moderate Alzheimer's disease. Balance your disclosure by stating, if true, that notwithstanding the goal date, the FDA could conduct a longer than expected regulatory review process, resulting in increased expected development costs or the delay or prevention of commercialization of ALPHA-1062. Also disclose that even if
         ALPHA-1062 is ultimately approved, it may not achieve commercial success. Explain, if true, that you do not expect ALPHA-1062 to be commercially available immediately following approval. Disclose, as you do elsewhere throughout, that the Company will need to raise substantial additional capital in order to fund its operations and
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 617, 2024 Page 6
Page
FirstName LastName
         commercialization plans for ALPHA-1062, if approved.
Recent Developments, page 8

14. Please revise page 8 to remove the reference to the Issuer's Form 2A Listing Statement, which appears to be a form utilized by the Canadian Securities
Exchange.
Summary Risk Factors
Risks Related to Our Common Shares and this Offering, page 10

15. This registration statement relates to the resale of common shares by the selling stockholders listed starting on page 144. However, this section and the similar Risk
         Factors section beginning on page 60 include references to, and risk factors attendant to, a primary offering. Please review and revise these sections and elsewhere as appropriate to ensure they contain disclosure applicable to a secondary offering only. By way of example only, please refer to the following statements:
             "Even if this Offering is successful, we will need substantial additional capital..."
             (page 10)
             "We have broad discretion to determine how to use the funds raised in this offering..." (page 12)
             "Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment." (Page 13)
             Note also statements throughout referring to the "consummation" or "closing of this offering."
We will need substantial additional capital to meet our financial obligations and to pursue our business objectives., page 17

16. Please refer to the following statement on page 18: "Prior to and or following the NDA approval for ALPHA-1062 in AD, if obtained, we expect to proceed with our full commercial launch of the product, where we would expect to raise substantial additional capital to continue our commercialization efforts and bring the product to market in the
         US." Please remove or revise to clarify that regulatory approval by the FDA of a NDA is required before the Company may proceed to launch a product in the U.S.
Risk Factors
Risks Related to Our Intellectual Property, page 39

17. Based on your patent disclosures beginning on page 85, it appears that certain U.S. patents directed to ALPHA-1062 and ALPHA-0602 will expire in 2026, pending any extensions.
         As appropriate, please provide additional risk factor disclosure explaining the material impact, if any, of these patent expirations on your business. In this regard, we note your risk factor disclosure on page 39 that your success depends in large part on your ability to obtain and maintain patent protection in the United States and other countries with respect to your technology and product candidates.
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 717, 2024 Page 7
Page
FirstName LastName
The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy..., page 51

18. As appropriate, please review and revise the following statements that appear inconsistent with other disclosure throughout, or otherwise advise:
             "We have not submitted for, or obtained, regulatory approval for any product candidate..."
             "We have not conducted, managed or completed large-scale or pivotal clinical trials..."
Business
ALPHA-1062 Clinical Development, page 79

19. To the extent you have completed any clinical trials of your product candidates, your
         Business discussion should describe your results. Please address the following with respect to completed clinical trials of APLPHA-1062:
             You state on page 79 that the Company completed two studies of ALPHA-1062 in
             Q2 2022 and a third in Q3 2022. However, it is not clear from the subsequent disclosure whether you have provided the results of both studies completed in Q2
             2022. Please revise or advise.
             You state on page 80 that during Q2 2022, the Company met with FDA regarding the
             ALPHA-1062 program for mild-to-moderate Alzheimer   s disease, and
received
             feedback regarding "the ALPHA-1062 RESOLVE trial, labeling, and manufacturing." Please revise to clarify the reference to the
RESOLVE trial. To the
             extent you have not already done so, disclose the results of such trial.
20. Please revise to define acronyms at first use. By way of example only, we note your use of the following acronyms on page 79 without explanation:
             BABE study
             IR and ER
             AUC and Cmax
21. With respect to the trials discussed following the caption "Pivotal Trial" beginning on page 79:
             Please clarify in your narrative disclosure and the tables on page 79 what formulation of ALPHA-1062 was trialed in the studies the Company conducted in Q2 and Q3
             2022.
             It is unclear as to what disclosure footnotes 1 and 2 to the tabular presentation on page 79 relates. Please revise as appropriate.
22. With respect to each completed clinical trial discussed or to be discussed in this section, please revise to disclose the following information for each trial:
             Clinical trial phase;
             Trial sponsor;
             Trial date(s) and location(s);
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 817, 2024 Page 8
Page
FirstName LastName
                Specific endpoints established by each trial protocol; and Serious adverse events. In this regard, we note that you do not disclose whether any
              adverse events were reported with respect to the bioequivalence study discussed under the heading "BABE Study vs. Extended Release" on page 80.
23. Please revise your clinical trials discussion to focus on an objective description of the trial results. Remove or revise conclusory statements regarding your trials or your product candidates' performance to avoid any suggestion that a candidate has demonstrated or is likely to demonstrate safety or efficacy. Findings of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. You may present clinical trial end points and objective data resulting from trials without concluding benefit or efficacy. By way of example only and not limitation, please see the following:
             Statements on page 79 and 80 that the company "successfully completed" clinical studies in 2022 and obtained "positive" results from such studies.
             Columns in the tables on page 79 captioned "Sufficient Data for NDA Filing"
             Bulleted statements below such tables that the studies summarized provide "data confirming" ALPHA-1062's bioequivalence to galantamine hydrobromide, and provide "necessary data for NDA filing (scientific bridge)" and "allows NDA filing based on 505(b)(2) requirements."
             Statements on page 80 that the bioequivalence of ALPHA-1062 "was demonstrated,"
               "was established," or that "results confirmed" bioequivalence.
             Statements on page 80 that the clinical data "strengthen the NDA application for
               ALPHA-1062" or "provid[e] a robust and enhanced data set for the NDA filing."
BABE Study vs. Extended Release, page 80

24. With respect to your disclosure regarding the Q2 2022 meeting with the FDA regarding the ALPHA-1062 program for mild-to-moderate AD:
             Please revise to disclose the feedback the Company received regarding the "the
             ALPHA-1062 RESOLVE trial, labeling, and manufacturing" at or after the FDA meeting. Explain any material steps taken by the Company to address the FDA's feedback subsequent to the 2022 meeting in preparation for filing the NDA for
             ALPHA-1062 in this indication.
             You state on page 80: "The Company   s projected approval date for
ALPHA-1062 is
             Q3 2024." Please revise this statement to clarify that the Company has only received a PDUFA goal date in Q3 2024. Clearly highlight that although an NDA is pending
             FDA review and approval, there is no guarantee that you will not have to complete additional trials or studies in order to seek regulatory approval for ALPHA-1062, and that ultimately such approval may never be obtained.
25. You state on page 80 that a secondary objective of the fed and fasted BABE studies was to evaluate the safety and tolerability of single-dose administration of ALPHA-1062 5mg tablet. You also disclose that single-dose administration of ALPHA-1062 "was well tolerated with no adverse events reported." This disclosure is seemingly inconsistent with your risk factor disclosure on page 17 stating: "To date, we have not yet demonstrated our
 Michael McFadden
FirstName   LastNameMichael McFadden
Alpha Cognition   Inc.
Comapany
April       NameAlpha Cognition Inc.
       17, 2024
April 917, 2024 Page 9
Page
FirstName LastName
         ability to successfully complete an Alzheimer's Disease patient tolerability study for
         ALPHA-1062." Please reconcile, or otherwise advise.
Commercialization Strategy, page 81

26. We note your belief, stated on page 83, that "ALPHA-1062 is poised to be a next-
         generation, best in class treatment option." Given the noted length and uncertainty of the drug approval and commercialization processes, it is premature and inappropriate to speculate or imply that ALPHA-1062 will ultimately be approved or become best-in-class.
         Please remove references to "best-in-class" here and on page 81. Competitive Conditions and ALPHA-1062 Positioning, page 81

27. Please disclose the source of the market research that is the basis for the statement that
         "88% of LTC prescribers are likely to prescribe ALPHA-1062, with a 29% preference share."
28. We refer to the table on page 84 captioned "ALPHA-1062: Offers Potential Best-In-Class
         Profile Versus Approved AChEIs." This table appears to present a comparison of "product attributes," including the "safety profile," of ALPHA-1062 versus three FDA-approved
         AChEI medications. Please remove this comparison as it does not appear to be based on a head-to-head study. Further, we note that because safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to include any statements with respect to your candidates' "safety profiles"
         that state or imply that your product candidates are safe or effective, either on a standalone basis or in comparison to other approved treatments.
Alzheimer's Disease Moderate-To-Severe Stage Program, page 84

29. You state on page 84 that your second AD program involving a combination oral product
         for moderate-to-severe Alzheimer   s Disease is "in early clinical
trials." However, we note
         that your pipeline table on page 3 indicates that this program is currently still in the preclinical development phase. Please reconcile your disclosures or advise. Also:
             If you have completed any material preclinical studies of ALPHA-1062 +
              memantine, please revise this section to briefly describe how the studies were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.
             If ALPHA-1062 + memantine is currently being studied in human clinical trials, please revise to indicate when you submitted and IND for this candidate and indication to the FDA.
ALPHA-1062 Patent Portfolio, page 85

30. Please remove or revise the following statement: "However, by transmucosal oral/nasal delivery or delayed release via enteric formulations, effective delivery of ALPHA-1062
 Michael McFadden
FirstName  LastNameMichael McFadden
Alpha Cognition  Inc.
Comapany
April      NameAlpha Cognition Inc.
      17, 2024
April 10
Page  17, 2024 Page 10
FirstName LastName
         can be achieved." In this regard, we note that safety and efficacy determinations are solely within the authority of the FDA and comparable regulators. ALPHA-0602 Patent Portfolio, page 88

31. Please remove or revise the following statement: "Ongoing development has found promising in vitro results for sub-combinations of progranulin fragments and GEMs." We will not object to the disclosure of objective results from your preclinical studies elsewhere in the Business section.
Employees and Human Capital Resources, page 88

32. We note your disclosure on page 88 that the Company has "5 employees/contractors in total" is inconsistent with disclosure on page 57 indicating that as of March 2024, you had "4 full-time and 2 part-time consultants." Please reconcile your disclosures, breaking out the number of full-time employees versus any part time consultants or contractors.
ALPHA-1062 Regulatory Matters, page 89

33. In light of your disclosure on page 33 that FDA approval of a product candidate in the
         U.S. does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, please revise page 81 as well as this section to provide appropriate context with respect to the Company's plans to seek regulatory approval outside the U.S. and to enter markets in Asia, the EU and or LATAM (Mexico, Central and South America). In this regard, we note your disclosure that initial discussions have been held with distributors in several non-core territories. You also state: "Following an
         FDA registration, the Company anticipates that it may be possible to enter into license agreements in several of these non-core territories." Additionally, please remove the following statement which does not appear to be relevant to this registration statement:
         "As of the date of this Memorandum..."
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Components of our Results of Operations
Research and development, page 101

34. On pages F-10 and F-37, you state that you expense all research and development costs incurred in accordance with ASC 370, Research and Development. Please revise to clarify the extent to which your policies comply with the guidance in ASC 730. In this regard,
         ASC 730-10-55-2(i) states that legal work in connection with patent applications or litigation, and the sale or licensing of patents is an example of activities typically excluded from research and development. Here, you state that research and development expenses consists of legal fees and patent costs to develop products. Please tell us how your policy complies with the accounting guidance or revise.
Results of Operations
Research and development expenses, page 102
 Michael McFadden
FirstName  LastNameMichael McFadden
Alpha Cognition  Inc.
Comapany
April      NameAlpha Cognition Inc.
      17, 2024
April 11
Page  17, 2024 Page 11
FirstName LastName

35. For each period presented, please provide a breakout of your research and development expense that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations and
         Comprehensive Loss, similar to that provided in your discussion of general and administrative expenses.
Financing Activites, page 107

36.      Please revise this section as follows:
             Define acronym "NLS" at first use.
             You state on page 108: "The Q2 2023 PP capital raising activities are still active as of the date of this filing." This statement appears to be inconsistent with other statements on page 108 and elsewhere throughout that the Company completed its
             "fifth and final closing" of the Q2 2023 PP on January 19, 2024. Please reconcile or advise.
Contractual Obligations and Other Commitments, page 110

37. Please revise the discussion of your license agreements to disclose all material payment terms, including quantification of any amounts the Company has paid under such agreements to date, as well as term and termination provisions. Management, page 116

38. Revise the disclosure pertaining to your management and board of directors beginning on page 116 to clearly indicate the business experience of each individual for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, we note that you have not included applicable dates or ranges from which investors can discern these individuals' principal occupations and employment during such time period.
Director Independence, page 119

39. We note your references to "listing on the Nasdaq" and Nasdaq rules throughout this section, as well as sections captioned "Compensation Committee" and "Audit Committee"
         on pages 122-123. Please revise to either remove these references or make clear that the
         Company's shares are not listed on any Nasdaq market and, as such, shareholders will not benefit from Nasdaq regulation or oversight.

Narrative Disclosure to Director Compensation Table, page 128

40. We note from the director compensation table on page 127 that director Ken Cawkell was paid $97,230 in cash for the year ended December 31, 2023. Please revise to explain the reason(s) for such payment in light of your disclosure on page 128 that "directors are not currently paid any cash fees in relation to their service on the Board or its committees."
 Michael McFadden
FirstName  LastNameMichael McFadden
Alpha Cognition  Inc.
Comapany
April      NameAlpha Cognition Inc.
      17, 2024
April 12
Page  17, 2024 Page 12
FirstName LastName
Principal Stockholders, page 129

41. Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Manchester
         Management Company LLC and Rotoura Partners L.P. For reference, please refer to Item
         403 of Regulation S-K.
Certain United States Federal Income Tax Considerations, page 148

42. Please revise the heading and introductory language in this section to remove the word
         "certain," such as in the phrase "certain material U.S. federal income tax considerations."
         Refer to Section III.C.1 of Staff Legal Bulletin 19, Legality and Tax Opinions in
         Registered Offerings (Oct. 14, 2011).
PFIC Status of the Company, page 149

43. Please clarify whether or not the Company is or has been a PFIC in prior tax years, and whether it will likely be a PFIC in future tax years. In this regard, we note your statement on page 150 that "[t]he Company does not believe that it was classified as a PFIC during its most recently ended tax year, and will not likely be a PFIC in future tax years."
         However, you also state on page 62: "United States shareholders should be aware that we believe we were classified as a PFIC during our tax year ended December 31, 2021, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years." Please reconcile your disclosures throughout, or advise.
Financial Statements
Note 10. Commitments and Contingencies
Alpha-1062 Technology and Alpha-602 Technology, page F-24

44. Please tell us your basis for capitalizing the licenses for the Alpha-1062 Technology and
         Alpha-602 Technology under your agreements with Neurodyn Life Sciences Inc (NLS)
         and how you determined the amount to be capitalized.
Note 2. Significant Accounting Policies
Grant Accounting, page F-40

45. You state that all funds relating to government grants are being recorded under the gross method of accounting whereby any income received and associated expenses incurred will be reported separately as grant income and expenses, respectively on the statement of comprehensive loss. As such, we noted that there is not a separate line item on the statement of comprehensive loss relating to grant expense. Please revise accordingly. We also note that you have deferred income related to grant received. Please revise your disclosure to fully describe how you account for grant income.
Note 3. Government Grant, page F-40
 Michael McFadden
Alpha Cognition Inc.
April 17, 2024
Page 13

46. Please disclose why the cash received from your government grant is restricted. In addition, revise your disclosure to more clearly describe the arrangement(s) underlying the grant, including nature and parameters of the research, determination of eligible costs, limits on reimbursement, etc. If the stated objective of the grant agreement is to subsidize stipulated R&D activities, then state such.
       Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael McFadden
                                                            Division of
Corporation Finance
Comapany NameAlpha Cognition Inc.
                                                            Office of Life
Sciences
April 17, 2024 Page 13
cc:       Jason Brenkert
FirstName LastName